Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Year-to-Date Ended September 26, 2014
	($ in millions)
Earnings:
Income before income taxes	$667
Net income attributable to noncontrolling interests	(9)

Income before income taxes after noncontrolling interests	$658
Add:
Interest expense	125
Amortization of debt expense	4
Interest component of rent expense	44

Earnings	$831

Fixed charges:
Interest expense	125
Amortization of debt expense	4
Interest component of rent expense	44

Fixed charges	$173

Ratio of earnings to fixed charges	4.8	x